FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer


                       Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                           For the month of  October/2005


                             COLT TELECOM GROUP plc
                 (Translation of Registrant's Name into English)


                                 Beaufort House
                              15 St. Botolph Street
                                     London
                                    EC3A 7QN
                                     England

                       _________________________________
                    (Address of Principal Executive Offices)



(Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)


                        Form 20-F..X...    Form 40-F.....



(Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934)


                              Yes .....    No ..X...


(If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82- ________)



This Form 6-K shall be deemed to be incorporated by reference in the Registrant's Registration Statement on Form F-3 (Reg. No.333-05972), in the Registrant's Registration Statement on Form S-8 (Reg. No.333-8362)







                                                                      Schedule 5
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                                SCHEDULE 5

                     BLOCK LISTING SIX MONTHLY RETURN

TO:  Listing Applications
     UK Listing Authority
     Financial Services Authority
     25, The North Colonnade
     Canary Wharf
     London, E14 5HS


Please ensure the entries on this return are typed

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1. Name of company          COLT Telecom Group plc
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2. Name of scheme           COLT Telecom Group Share Plan
--------------------------------------------------------------------------------
3. Period of return:        From 15 April 2005 to 14 October 2005
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Number and class of share(s) (amount of                1,813,221
stock/debt security) not issued under scheme
--------------------------------------------------------------------------------
Number of shares issued/allotted under scheme          1,106,500
during period:
--------------------------------------------------------------------------------
Balance under scheme not yet issued/allotted           706,721
at end of period
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Number of class of share(s) (amount of
stock/debt securities) originally listed and the       8,500,000
date of admission;                                     14 April 2000
--------------------------------------------------------------------------------
Please confirm total number of shares in issue
at the end of the period in order for us to
update our records                                     1,512,332,820
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Contact for queries:                       Address:    Beaufort House
                                                       15 St. Botolph Street
Name:         Michaella Henderson                      London EC3A 7QN
Telephone:    0207 947 1064
--------------------------------------------------------------------------------

Person making return

Name:        Michaella Henderson

Position:    Assistant Company Secretary

Signature:







                                     SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report on Form-6K to be signed on its behalf by undersigned, thereunto duly authorized.



Date: October 14, 2005                               COLT Telecom Group plc



                                                     By: ___Jane Forrest___


                                                     Jane Forrest
                                                     Company Secretary